                                                                    EXHIBIT 99.3
[X]  PLEASE MARK
     YOUR VOTE AS IN
     THIS EXAMPLE

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.


        FOR   AGAINST   ABSTAIN         FOR   AGAINST   ABSTAIN          FOR   AGAINST   ABSTAIN
      1 [ ]     [ ]       [ ]         5 [ ]     [ ]       [ ]          9 [ ]     [ ]       [ ]

      2 [ ]     [ ]       [ ]         6 [ ]     [ ]       [ ]         10 [ ]     [ ]       [ ]

      3 [ ]     [ ]       [ ]         7 [ ]     [ ]       [ ]         11 [ ]     [ ]       [ ]

      4 [ ]     [ ]       [ ]         8 [ ]     [ ]       [ ]




SIGNATURE(S) ______________________________________________Date ________________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

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                               ORDINARY BUSINESS

1.      Approval of the adoption of the Audited Balance Sheet, as of March
        31, 2001, and the Profit and Loss Account, the Auditors' Report and the Directors' Report for the fiscal year ended March 31, 2001.

2.      Approval of the re-appointment of Mr. C. Srinivasa Raju as a Director.

3.      Approval of the re-appointment of Mr. S. Srinivasan as a Director.

4. Approval of the re-appointment of M/s. Bharat S. Raut & Co., Chartered Accountants, who retire at the conclusion of the Annual General Meeting, for a further period of one year, i.e. until the conclusion of the next Annual General Meeting on a remuneration to be fixed by the Board of Directors as set forth in the Company's Notice of Fifth Annual General Meeting enclosed herewith.

                                SPECIAL BUSINESS

5. Approval of the increase in the Authorized Share Capital of the Company, as set forth in the Company's Notice of Fifth Annual General Meeting enclosed herewith.

6. Approval of an Amendment to the Company's Memorandum of Association, as set forth in the Company's Notice of Fifth Annual General Meeting enclosed herewith.

7. Approval of the further issue of shares by the Company, as set forth in the Company's Notice of Fifth Annual General Meeting enclosed herewith.

8. Approval of an additional allocation for the Company's Associate Stock Option Plan, as set forth in the Company's Notice of Fifth Annual General Meeting enclosed herewith.

9. Approval of an increase in the borrowing powers of the Company, as set forth in the Company's Notice of Fifth Annual General Meeting enclosed herewith.

10. Approval of the creation of mortgages for securing assets of the Company, as set forth in the Company's Notice of Fifth Annual General Meeting enclosed herewith.

11. Approval of an increase in the remuneration payable to Mr. R. Ramaraj, Managing Director, as set forth in the Company's Notice of Fifth Annual General Meeting enclosed herewith.



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THE VOTING INSTRUCTIONS MUST BE SIGNED, COMPLETED AND RECEIVED AT THE INDICATED
                                ADDRESS PRIOR TO
    10:00 A.M.(NEW YORK CITY TIME) ON JULY 27, 2001 FOR ACTION TO BE TAKEN.

2001 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES

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                     SATYAM INFOWAY LIMITED (THE "COMPANY")

CUSIP No.:             804099109.

ADS Record Date:       June 26, 2001.

Meeting Specifics:     Annual General Meeting - August 2, 2001 at 11:00 A.M.
                       (local time) at the registered office of the Company at II Floor, Mayfair Centre, 1-8-303/36, S.P. Road,
                       Secunderabad 500-003, India.

Meeting Agenda:        Please refer to the Company's Notice of Fifth Annual
                       General Meeting enclosed herewith.

Depositary:            Citibank, N.A.

Deposit Agreement:     Deposit Agreement, dated as of October 18, 1999, as
                       amended by Amendment No. 1 to Deposit Agreement, dated as of January 6, 2000.

Deposited Securities:  Equity shares, par value Rs. 10 per share, of the
                       Company.

Custodian:             Citibank, N.A. - Mumbai Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

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        PLEASE NOTE THAT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF SECTION
4.10 OF THE DEPOSIT AGREEMENT, UPON THE TIMELY RECEIPT FROM A HOLDER OF ADSs AS OF THE ADS RECORD DATE OF VOTING INSTRUCTIONS IN THE MANNER SPECIFIED BY THE DEPOSITARY, THE DEPOSITARY SHALL ENDEAVOR, INSOFAR AS PRACTICABLE AND PERMITTED UNDER APPLICABLE LAW, THE PROVISIONS OF THE DEPOSIT AGREEMENT, THE ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION OF THE COMPANY AND THE PROVISIONS OF THE DEPOSITED SECURITIES, TO VOTE OR CAUSE THE CUSTODIAN TO VOTE THE SHARES AND/OR OTHER DEPOSITED SECURITIES (IN PERSON OR BY PROXY) REPRESENTED BY SUCH HOLDER'S ADSs, EITHER ON A SHOW OF HANDS, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH INSTRUCTIONS RECEIVED FROM HOLDERS OF A MAJORITY OF THE ADSs FOR WHICH INSTRUCTIONS HAVE BEEN GIVEN TO THE DEPOSITARY, OR ON A POLL, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH THE INSTRUCTIONS RECEIVED FROM THE HOLDERS GIVING INSTRUCTIONS.

        PLEASE FURTHER NOTE THAT, IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF
SECTION 4.10 OF THE DEPOSIT AGREEMENT, THE CUSTODIAN MAY DEMAND A POLL UPON RECEIPT OF INSTRUCTIONS BY A HOLDER OR HOLDERS HOLDING:(a) AT LEAST 10% OF THE TOTAL DEPOSITED SECURITIES (REPRESENTED BY SUCH HOLDER(s) ADSs) ENTITLED TO VOTE ON A RESOLUTION; OR, (b) DEPOSITED SECURITIES (REPRESENTED BY SUCH HOLDER(S)'
ADSs) WITH AN AGGREGATE PAID UP CAPITAL OF AT LEAST Rs. 50,000.

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Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

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